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08028304

SECU SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 29 2008
Washington, DC 100

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.W. Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8848 Cedar Springs Road, Suite 4000
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome A. Pope 865-690-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bible Harris Smith, P.C.
(Name – *if individual, state last, first, middle name*)

507 W. Clinch Ave.	Knoxville	TN	37902
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP
3/5/08

OATH OR AFFIRMATION

I, Jerome A. Pope, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CW Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Manager

Title

Notary Public

CHARLES HURST NOTARY PUBLIC AT LARGE KNOX COUNTY, TENN.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
104

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
104

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CW SECURITIES, LLC
YEAR ENDED DECEMBER 31, 2007

CONTENTS

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Members
CW Securities, LLC
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of CW Securities, LLC, as of December 31, 2007 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CW Securities, LLC, at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 25, 2008

CW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	19,176
Commissions Receivable		37,914
Total Current Assets		57,090
Office Furniture and Computer Equipment		10,000
Accumulated Depreciation		(10,000)
Net Property and Equipment		-
TOTAL ASSETS	$	57,090

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions Payable	$	34,123
Accrued Liabilities		3,977
Total Current Liabilities		38,100
MEMBERS' EQUITY		18,990
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	57,090

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUE	
Variable Insurance and Annuities Commissions	$ 1,239,259
Private Placement Commissions	351,746
Fees from Advisory Services	186,795
Mutual Fund Commissions	229,758
Interest Income	451
TOTAL REVENUES	2,008,009
OPERATING EXPENSES	
Commissions	1,961,424
Contract Personnel and Office Expense	58,374
License, Registration and Fees	11,649
Legal and Professional Fees	4,950
Depreciation	2,000
Insurance and Bonding	812
Charitable Contributions	1,250
Other Operating Expenses	9,351
TOTAL OPERATING EXPENSES	2,049,810
NET INCOME (LOSS) BEFORE OTHER INCOME	(41,801)
OTHER INCOME	35,000
NET INCOME (LOSS)	$ (6,801)

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

BALANCE - DECEMBER 31, 2006	$	25,791
NET INCOME (LOSS) - 2007		(6,801)
BALANCE - DECEMBER 31, 2007	$	18,990

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(6,801)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities:		
Depreciation Expense		2,000
(Increase) Decrease in Assets		
Commissions Receivable		(23,809)
Increase (Decrease) in Liabilities		
Commissions Payable		10,520
Accrued Liabilities		2,000
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		(16,090)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		35,266
CASH AND CASH EQUIVALENTS - END OF YEAR	$	19,176

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - CW Securities, LLC (Company) was organized on December 10, 2001, under the laws of the State of Tennessee with an operating agreement in place on February 1, 2002. The State of Tennessee approved a name change to CW Securities, LLC as of November 6, 2002 from the previously registered name of Capital Wealth Securities, LLC. For some time period, the Company used the name Capital Wealth Group, LLC. The Company is registered as an investment advisory firm with the State of Tennessee. On March 26, 2003, the Company was granted membership in the National Association of Securities Dealers, Inc., (NASD). The Company sells various investments to its clients who are located in states throughout the eastern region of the United States.

The Company is member-managed and, in accordance with the operating agreement, will continue to operate for 30 years (December 21, 2031), unless earlier termination is elected.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and accounting practices applicable to brokers and dealers in securities.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and no income tax expense has been recorded in the statements. Income of the Company is taxed to the members and included in their individual returns. Tennessee state income tax applicability is limited to investment income as its earnings from operations are subject to self employment tax by its members. State income tax, if any, is minimal.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and Certificates of Deposit (CD) to be cash equivalents. Any highly liquid debt instruments purchased with a maturity of three months or less are also considered to be cash equivalents. At year end, the Company held a $10,950 CD which matures in March 2008.

Property and Equipment - Property and equipment was donated by the organizing member during 2003. The additions were capitalized at estimated fair market value consisting of office furniture valued at $8,500 and computer equipment of $1,500. The property and equipment is depreciated on a straight line basis over five years and is fully depreciated at December 31, 2007.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 - Subordinated Liabilities

At December 31, 2007, there were no liabilities which were subordinated to claims of general creditors.

Note 3 - Related Party Transactions

The Company engages in transactions with its members and a business controlled by the organizing member.

An investment advisory firm owned by the organizing member of the Company provides facilities, personnel and office supplies. Payments of approximately $58,400 were made by the Company to the member for these services.

During 2007, commissions and fees totaling approximately $852,000 were earned by the Company's members, including approximately $300 accrued at year end. This is approximately 44% of total commissions and, accordingly, represents a significant portion of the commission revenues earned by the Company.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, both terms as defined by the rule. The minimum net capital requirement may restrict the payment of dividends. At year end, the Company's net capital totaled $18,990 and exceeded the capital requirement by $13,990.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The actual net capital ratio at year end was 2.01 to 1.

Note 5 – Concentrations

Approximately 40% of the commissions expense is earned by a non-member, commissioned representative. Accordingly, a significant portion of the commission revenue results from these transactions.

SUPPLEMENTARY INFORMATION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

Total Members' Equity (From Statement of Financial Condition)	$ 18,990
Nonallowable Assets and Adjustments:	-
NET CAPITAL	$ 18,990
AGGREGATE INDEBTEDNESS	$ 38,100
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000
Excess Net Capital	$ 13,990
Excess Net Capital at 1000%	$ 15,180
Ratio of Aggregate Indebtedness to Net Capital	2.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5):

Net Capital, as reported in unaudited Part IIA of the Focus Report	$ 18,539
Interest income on certificate of deposit not recorded	451
Net Capital per Above Calculation	$ 18,990

CW SECURITIES, LLC
EXEMPTION FROM REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2007

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Members
CW Securities, LLC
Knoxville, Tennessee

In planning and performing our audit of the financial statements of CW Securities, LLC, (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BKR An independent member of *BKR International*, with offices throughout the world.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 25, 2008

END